Exhibit 99.1

For release at 6:30 a.m.

Contact:

Robert F. Doman, President & CEO – 978.909.2216

Richard Christopher, VP Finance & CFO – 978.909.2211

Chad Rubin, Investor Relations Contact, The Trout Group LLC – 646.378.2947

Cory Tromblee, Media Contact, MacDougall Biomedical Communications – 781.235.3060

DUSA Pharmaceuticals Reports

Full Year 2011 Corporate Highlights and Financial Results

Record Fourth Quarter Revenues

Drive Significant Income and

Cash Flow Improvements Year-Over-Year

Fourth Quarter Highlighted by 30% Domestic Kerastick® Revenue Growth

Conference call and audio webcast will be held today, March 6th, at 8:30 a.m. EST

WILMINGTON, Mass. – March 6, 2012 — DUSA Pharmaceuticals, Inc.® (NASDAQ GM: DUSA), a dermatology company that is developing and marketing its Levulan® Photodynamic Therapy (PDT) platform, reported today its corporate highlights and financial results for the fourth quarter and full year ended December 31, 2011.

Fourth quarter and full year financial highlights:

•

For the second consecutive year, the Company reached profitability on both a GAAP and non-GAAP basis; as well as, generated positive cash flow (change in cash and cash equivalents and marketable securities) for the full year 2011.

¡	GAAP net income was $3.3 million for the fourth quarter and $7.3 million for the full year 2011, representing year-over-year improvements of $0.4 million and $4.6 million, respectively.

¡	Non-GAAP net income was a record $4.2 million for the fourth quarter and $9.6 million for the full year 2011, representing year-over-year improvements of $1.2 million and $5.3 million, respectively.

¡	The Company generated $3.8 million in positive cash flow during the fourth quarter and $8.6 million in positive cash flow for the full year 2011.

•

Domestic PDT revenues reached a record high of $15.1 million for the fourth quarter of 2011, representing a $3.4 million or 29% improvement as compared to the prior year quarter. Full year 2011 domestic PDT revenues totaled $43.1 million, representing an $8.4 million or 24% improvement year-over-year.

Management Comments:

“2011 was a very successful year for DUSA, fueled by more physicians and patients adopting Levulan® PDT as the treatment of choice for actinic keratosis (AK),” stated Robert Doman, President and CEO. “We ended the year with exceptional results, including a 30% increase in domestic Kerastick® revenues and the sale of 105 BLU-U® units in the fourth quarter alone. This performance drove significant year-over-year income and cash flow improvements. In fact, our stand-alone fourth quarter 2011 income and cash flow results either met or exceeded our full year 2010 totals.”

“In 2012, we plan to build upon this momentum by continuing to increase existing account penetration and capturing new business. We also look forward to the results of our Phase 2 clinical trial which is evaluating a number of outcomes that could potentially support the expansion of our product label, including broad area application of the face and scalp, short drug incubation methods and the potential for reduction of AK recurrence in the treatment area,” concluded Doman.

Fourth Quarter 2011 Financial Results:

Total product revenues were $15.3 million in the fourth quarter of 2011, an increase of $3.4 million, or 29%, from $11.9 million in the fourth quarter of 2010. Kerastick® revenues totaled $14.5 million, an increase of $3.3 million, or 30%, from $11.2 million for the comparable 2010 period. The increase in Kerastick® revenues was mainly attributable to a $3.3 million, or 30%, increase in domestic Kerastick® revenues which was the result of a 22% increase in volume and a 7% increase in price. Overall Kerastick® sales volumes increased to 103,146 units in the fourth quarter of 2011 from 85,122 units sold in the comparable 2010 period. Domestic Kerastick® sales volumes were a record 100,922 units, reflecting an 18,006 unit increase year-over-year. BLU-U® revenues increased to $0.8 million in the fourth quarter of 2011, an increase of $0.1 million, or 11%, from $0.7 million in the fourth quarter of 2010. There were 105 units sold during the fourth quarter, as compared to the 91 units sold in the comparable prior year quarter.

DUSA’s net income for the fourth quarter of 2011 was $3.3 million, or $0.13 per common share on a diluted basis, compared to $2.9 million, or $0.12 per common share on a diluted basis, in the fourth quarter of 2010. Net income for the three-month period ended December 31, 2011 includes a $0.1 million loss from discontinued operations related the Company’s decision to cease selling its non-PDT products, ClindaReach® and Meted®, effective December 31, 2011.

Please refer to the section entitled “Use of Non-GAAP Financial Measures” and the accompanying financial table included at the end of this release for a reconciliation of GAAP to non-GAAP results for the three and twelve-month periods ended December 31, 2011 and 2010, respectively.

DUSA’s non-GAAP net income for the fourth quarter of 2011 was $4.2 million, or $0.16 per common share on a diluted basis, compared to $3.0 million, or $0.12 per common share on a diluted basis, in the prior year period. The improvement in the Company’s profitability was primarily the result of the year-over-year increase in our domestic Kerastick® revenues, which were partially offset by an increase in our operating costs.

Full Year 2011 Financial Results:

Total product revenues for the twelve-month period ended December 31, 2011 were $45.3 million, an increase of $8.9 million, or 24%, from $36.4 million in the comparable prior year period. Kerastick® revenues totaled $43.1 million, an increase of $8.6 million, or 25%, from $34.5 million for the comparable 2010 period. The increase in Kerastick® revenues was mainly attributable to an $8.1 million, or 25%, increase in domestic Kerastick® revenues which was the result of a 15% increase in volume and an 8% increase in price. Overall Kerastick® sales volumes increased to 298,323 units in 2011 from 262,046 units sold in 2010. Domestic Kerastick® sales volumes were a record 289,746 units, reflecting a 38,850 unit increase. BLU-U® revenues increased to $2.2 million in 2011, an increase of $0.2 million, or 13%, from $1.9 million in 2010. There were 286 units sold during 2011, as compared to the 270 units sold in the comparable prior year.

DUSA’s net income for the twelve-month period ended December 31, 2011 was $7.3 million, or $0.28 per common share on a diluted basis, compared to net income of $2.7 million, or $0.11 per common share in 2010. Net income for the twelve-month period ended December 31, 2011 includes $0.5 million in income from discontinued operations related the Company’s decision to cease selling its non-PDT products, ClindaReach® and Meted®, effective December 31, 2011.

DUSA’s non-GAAP net income for the twelve-month period ended December 31, 2011 was $9.6 million, or $0.36 per common share on a diluted basis, compared to $4.2 million, or $0.17 per common share on a diluted basis in 2010. The improvement in the Company’s profitability was primarily the result of the year-over-year increase in our domestic Kerastick® revenues, which were partially offset by an increase in our operating costs.

As of December 31, 2011, total cash, cash equivalents, and marketable securities were $28.2 million, compared to $19.6 million at December 31, 2010. The Company generated $8.6 million in positive cash flow (change in cash and cash equivalents and marketable securities) during 2011.

Other updates:

¡

The Company ceased the marketing and sale of its non-PDT products, ClindaReach® and Meted®, effective December 31, 2011 after concluding that its Non-PDT products were not economical to maintain. The revenues and direct costs attributable to the Non-PDT products have been presented in the Company’s Statement of Operations as “Income/(Loss) from Discontinued Operations”. Income from Discontinued Operations for the twelve-month periods ending December 31, 2011 and 2010 were $0.5 million and $0.1M, respectively.

¡

During the fourth quarter of 2011, the Company initiated an exploratory Phase 2 DUSA-sponsored clinical program designed to study the broad area application and/or short drug incubation, or BASDI, method of using the Levulan® Kerastick®. The study is currently recruiting patients at 10 clinical trial sites across the United States and is expected to enroll 220 subjects in total. The protocol objectives are to compare the safety and efficacy of various incubation times (1, 2 or 3 hours) of Levulan® plus BLU-U® PDT versus vehicle plus BLU-U® for the treatment of multiple actinic keratoses of the face or scalp and to investigate the potential for reduction in AK occurrence in the treatment areas. The Company also initiated a pilot study to examine the BASDI method to treat AKs on the extremities of the body. The study will be conducted at 3 clinical sites with expected enrollment of up to 64 patients.

Conference Call and Audio Webcast Details and Dial-in Information:

In conjunction with this announcement, DUSA will host a conference call and audio webcast today:

Tuesday, March 6, 2012 - 8:30 a.m. EST

North American callers dial:

877-645-6210

International callers dial:

970-315-0447

Conference ID: 52287284

To access the call online via webcast, please click here, or visit http://bit.ly/Af0mpG.

A telephone replay will be available shortly after the live call concludes. To access the replay, dial 855-859-2056 (North American callers) or 404-537-3406 (International callers). The telephone replay and webcast will also be accessible on the investors section of our website approximately six hours following the call at www.dusapharma.com.

Revenues Table, Condensed Consolidated Balance Sheets, Condensed Consolidated Statement of Operations and GAAP to Non-GAAP reconciliation follow:

Revenues for the three and twelve-month periods were comprised of the following:

	Three-months ended December 31,		Twelve-months ended December 31,

	2011 (Unaudited)	2010 (Unaudited)	2011 (Unaudited)	2010 (Unaudited)

PDT Drug & Device Product Revenues

Kerastick® Product Revenues:

United States	$14,300,000	$10,981,000	$40,940,000	$32,821,000

Canada	213,000	112,000	485,000	491,000

Korea (1)	—	101,000	1,720,000	424,000

Latin America (2)	—	4,000	—	778,000

Subtotal Kerastick® Product Revenues	14,513,000	11,198,000	43,145,000	34,514,000

BLU-U® Product Revenues:

United States	756,000	669,000	2,151,000	1,892,000

Canada	—	12,000	—	17,000

Subtotal BLU-U® Product Revenues	756,000	681,000	2,151,000	1,909,000

TOTAL PRODUCT REVENUES	$15,269,000	$11,879,000	$45,296,000	$36,423,000

1)	Revenues for the twelve-month period ended December 31, 2011 include recognition of previously deferred revenues of $1,379,000, comprised of deferred drug shipments of $301,000 and the unamortized balance of milestone payments of $1,078,000 as a result of the termination of our Asia Pacific distribution agreement with Daewoong in the third quarter of 2011.

2)	Revenues for the twelve-month period ended December 31, 2010 include recognition of previously deferred revenues of $555,000, comprised of deferred drug shipments of $87,000 and the unamortized balance of milestone payments of $468,000 as a result of the termination of our Latin American distribution agreement with Stiefel in the third quarter of 2010.

DUSA Pharmaceuticals, Inc.

Condensed Consolidated Balance Sheets

	December 31, 2011 (Unaudited)	December 31, 2010 (Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$ 24,423,682	$ 8,884,402
Marketable securities	3,791,942	10,762,559
Accounts receivable, net	3,729,303	3,225,296
Inventory	2,823,173	2,047,926
Prepaid and other current assets	1,380,763	1,344,062
Current assets of discontinued operations	38,671	203,465

TOTAL CURRENT ASSETS	36,187,534	26,467,710
Restricted cash	175,810	174,753
Property, plant and equipment, net	1,601,101	1,582,777
Deferred charges and other assets	57,833	68,099

TOTAL ASSETS	$ 38,022,278	$ 28,293,339

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$803,639	$160,742
Accrued compensation	2,351,342	2,243,997
Other accrued expenses	2,459,562	1,967,293
Deferred revenue	—	712,338
Current liabilities of discontinued operations	851,775	383,545

TOTAL CURRENT LIABILITIES	6,466,318	5,467,915
Deferred revenue	900,769	1,917,237
Warrant liability	2,216,763	1,203,553
Other liabilities	157,238	181,153

TOTAL LIABILITIES	9,741,088	8,769,858

SHAREHOLDERS’ EQUITY
Capital stock Authorized: 100,000,000 shares; 40,000,000 shares designated as common stock, no par, and 60,000,000 shares issuable in series or classes; and 40,000 junior Series A preferred shares. Issued and outstanding: 24,649,614 and 24,239,365 shares of common stock, no par, at December 31, 2011 and December 31, 2010, respectively	151,985,930	151,703,468
Additional paid-in capital	10,606,654	9,399,434
Accumulated deficit	(134,336,998)	(141,656,600)
Accumulated other comprehensive loss	25,604	77,179

TOTAL SHAREHOLDERS’ EQUITY	28,281,190	19,523,481

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$ 38,022,278	$ 28,293,339

DUSA Pharmaceuticals, Inc.

Condensed Consolidated Statement of Operations

	Three-months ended December 31,		Twelve-months ended December 31,

	2011 (Unaudited)	2010 (Unaudited)	2011 (Unaudited)	2010 (Unaudited)

Product revenues	$ 15,269,449	$ 11,879,282	$ 45,296,065	$ 36,423,171

Cost of product revenues	2,408,051	1,962,131	6,921,906	6,419,446

Gross margin	12,861,398	9,917,151	38,374,159	30,003,725

Operating costs:

Research and development	1,535,529	1,285,773	5,275,001	4,929,622

Marketing and sales	4,768,389	3,695,979	15,382,721	13,240,543

General and administrative	2,635,002	2,200,218	9,956,608	9,105,846

Total operating costs	8,938,920	7,181,970	30,614,330	27,276,011

Income from operations	3,922,478	2,735,181	7,759,829	2,727,714

Other income:

Other income, net	1,394	37,303	46,446	226,055

Gain/(loss) on change in fair value of warrants	(517,994)	96,316	(1,013,210)	(390,648)

Income from continuing operations	3,405,878	2,868,800	6,793,065	2,563,121

Income/(loss) from discontinued operations	(98,866)	37,282	526,537	139,496

Net Income	$ 3,307,012	$ 2,906,082	$ 7,319,602	$ 2,702,617

Basic net income per common share	$ 0.13	$ 0.12	$ 0.30	$ 0.11

Diluted net income per common share	$ 0.13	$ 0.12	$ 0.28	$ 0.11

Weighted average number of basic common shares	24,649,489	24,231,974	24,531,798	24,188,163

Weighted average number of diluted common shares	26,180,948	24,898,600	26,352,535	24,765,910

Use of Non-GAAP Financial Measures

In addition to reporting financial results in accordance with GAAP, DUSA has provided in the table below non-GAAP financial measures adjusted to exclude certain items including share-based compensation expense, consideration provided to the former Sirius shareholders, and the change in fair value of warrants. The Company believes that this presentation is useful to help investors better understand DUSA’s financial performance and competitive position. Management uses these measures along with their corresponding GAAP financial measures to help manage the Company’s business, evaluate DUSA’s performance, and incentivize employees. However, the presentation of non-GAAP financial measures is not meant to be considered in isolation, or as superior to, or as a substitute for financial information provided in accordance with GAAP. The non-GAAP financial measures used by the Company may be calculated differently from, and, therefore, may not be comparable to, similarly titled measures used by other companies.

Investors are encouraged to review the reconciliations of these non-GAAP financial measures to the comparable GAAP results, contained in the table below.

	Three-months ended December 31,		Twelve-months ended December 31,

	2011 (Unaudited)	2010 (Unaudited)	2011 (Unaudited)	2010 (Unaudited)

GAAP net income	$ 3,307,012	$ 2,906,082	$ 7,319,602	$ 2,702,617

Share-based compensation (a)	322,930	186,874	1,207,220	1,107,629

Consideration to former Sirius shareholders (b)	4,500	4,500	18,000	18,000

Change in fair value of warrants (c)	517,994	(96,316)	1,013,210	390,648

Non-GAAP net income	$ 4,152,436	$ 3,001,140	$ 9,558,032	$ 4,218,894

Non-GAAP basic net income per common share	$ 0.17	$ 0.12	$ 0.39	$ 0.17

Non-GAAP diluted net income per common share	$ 0.16	$ 0.12	$ 0.36	$ 0.17

Weighted average number of basic common shares	24,649,489	24,231,974	24,531,798	24,188,163

Weighted average number of diluted common shares	26,180,948	24,898,600	26,352,535	24,765,910

(a)	Share-based compensation expense based on the fair value of the awards granted to employees.
(b)	Accretion of milestone related to Sirius Laboratories acquisition.
(c)	Non-cash (gain)/loss on change in fair value of warrants.

About DUSA Pharmaceuticals

DUSA Pharmaceuticals, Inc. is an integrated dermatology pharmaceutical company focused primarily on the development and marketing of its Levulan® PDT technology platform. Levulan® Kerastick® (aminolevulinic acid HCl) for Topical Solution, 20% plus blue light illumination using DUSA’s BLU-U® Blue Light Photodynamic Therapy Illuminator is currently approved for the treatment of minimally to moderately thick actinic keratoses (AKs) of the face or scalp.

DUSA is based in Wilmington, Mass. Please visit our website at www.dusapharma.com. Except for historical information, this news release contains certain forward-looking statements that represent our current expectations and beliefs concerning future events, and involve certain known and unknown risk and uncertainties. These forward-looking statements relate to plans for increasing market penetration, expectations regarding expansion of product labeling, conduct of BASDI clinical studies, the number of clinical sites and the expected number of patients to be enrolled, and management’s beliefs concerning non-GAAP financial measures. These forward-looking statements are further qualified by important factors that could cause actual results to differ materially from future results, performance or achievements expressed or implied by those in the forward-looking statements made in this release. These factors include, without limitation, marketing of competitive products, actions by health regulatory authorities, clinical trial risks, expenses and results, changing economic conditions, the status of our patent portfolio, reliance on third parties, including sole source vendors, sufficient funding, and other risks and uncertainties identified in DUSA’s Form 10-K for the year ended December 31, 2011.

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